EXHIBIT 8.1
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Ownership Interest
Wix.com Brasil Serviços De Internet Ltda.	Brazil	100%
Wix.com, Inc.	Delaware, United States	100%
Wix.com Luxemburg S.a.r.l	Luxemburg	100%
Wix.com UAB	Lithuania	100%
DeviantArt, Inc.	Delaware, United States	100% (held by Wix.com Inc.)
Wix Online Platform Limited	Ireland	100%
Wix.com Japan K.K.	Japan	100%